Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF IDENTIVE GROUP, INC.

Identive Group, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: The name of the corporation is Identive Group, Inc. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 13, 1996, amended and restated on December 20, 1996, amended and restated March 10, 1997, amended and restated April 9, 1997, amended and restated October 10, 1997, amended on November 9, 2009, amended on June 16, 2010, and amended on June 6, 2011 (the “Certificate of Incorporation”).

SECOND: Article I of the Corporation’s Certificate of Incorporation is amended to read in its entirety as follows:

“The name of this corporation is Identiv, Inc. (hereinafter sometimes referred to as the “Corporation”).”

THIRD: Article IV of the Corporation’s Certificate of Incorporation is amended to read in its entirety as follows:

“The Corporation is authorized to issue two classes of shares, designated “Preferred Stock” and “Common Stock.” The total number of shares which the Corporation shall have authority to issue is 140,000,000 of which 130,000,000 shares shall be Common Stock at $0.001 par value per share and 10,000,000 shares shall be Preferred Stock at $0.001 par value per share.

Immediately upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware, every ten shares of the Corporation’s Common Stock issued and outstanding immediately prior to such filing (the “Old Common Stock”) shall be combined, reclassified and changed into one share of the Corporation’s Common Stock (the “New Common Stock”). The combination and conversion of the outstanding shares of Old Common Stock shall be referred to as the “Reverse Stock Split.”

The Reverse Stock Split shall occur automatically and without any further action on the part of the Corporation or the holders thereof and whether or not certificates representing the holders’ shares prior to the Reverse Stock Split are surrendered for cancellation.

No fractional interest in a share of New Common Stock shall be deliverable upon the Reverse Stock Split. All shares of Old Common Stock (including fractions thereof) held by a holder immediately prior to the Reverse Stock Split shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of a fractional share. Any fractional share resulting from such aggregation of Old Common Stock upon the Reverse Stock Split shall be converted into the right to receive a cash payment in an amount equal to the fraction to which such holder would otherwise be entitled multiplied by the closing price of a share of Common Stock on the NASDAQ Capital Market immediately prior to the effective time. The Corporation shall not be obligated to issue certificates evidencing the shares of New Common Stock outstanding as a result of the Reverse Stock Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Stock Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Each stock certificate that, immediately prior to the effective time of the Reverse Stock Split, represented shares of Old Common Stock shall, from and after the effective time of the Reverse Stock Split, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any fractional shares of New Common Stock as set forth above), provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, as well as any cash in lieu of fractional shares of New Common Stock to which such holder may be entitled as set forth above.

Shares of Preferred Stock authorized by this Certificate of Incorporation may be issued from time to time in one or more series. For any wholly unissued series of Preferred Stock, the Board of Directors of the Corporation (the “Board of Directors”) is authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of them.

For any series of Preferred Stock having issued and outstanding shares, the Board of Directors is also authorized to decrease the number of shares of any series of Preferred Stock prior or subsequent to the issuance of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status of undesignated Preferred Stock.”

FOURTH: The foregoing amendment to the Certificate of Incorporation has been duly approved by the Board of Directors in accordance with the provisions of Sections 141 and 242 of the General Corporation Law.

FIFTH: The foregoing amendment to the Certificate of Incorporation has been duly approved by the stockholders in accordance with the provisions of Sections 211 and 242 of the General Corporation Law.

IN WITNESS WHEREOF, the undersigned has made and signed this Certificate of Amendment this 22nd day of May, 2014 and affirms the statements contained herein as true under penalty of perjury.

/s/ Jason Hart
Name:	Jason Hart
Title:	Chief Executive Officer

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